SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 Illumina, Inc.
                                 --------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    452327109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|    Rule 13d-1(b)

           |_|    Rule 13d-1(c)

           |X|    Rule 13d-1(d)

                               Page 1 of 9 Pages

---------------------------                      -------------------------------
CUSIP No.  452327109                  13G                      Page 2 of 9 Pages
---------------------------                      -------------------------------

1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY

             TGI Fund II, LC               I.R.S. Identification No.: 54-1888920

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)       [ ]
                                                                   (b)       [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

              Virginia

                                5.        SOLE VOTING POWER

          NUMBER OF                          0

            SHARES              6.        SHARED VOTING POWER

         BENEFICIALLY                        1,748,621

           OWNED BY             7.        SOLE DISPOSITIVE POWER

        EACH REPORTING                       0

         PERSON WITH            8.        SHARED DISPOSITIVE POWER

                                             1,748,621

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,748,621

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                    [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.5%

12.        TYPE OF REPORTING PERSON

---------------------------                      -------------------------------
CUSIP No.  452327109                  13G                      Page 3 of 9 Pages
---------------------------                      -------------------------------

1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Tredegar Investments, Inc.  I.R.S. Identification No.:  54-1561097

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [ ]
                                                                      (b)    [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

             Virginia

                                5.        SOLE VOTING POWER

          NUMBER OF                          0

            SHARES              6.        SHARED VOTING POWER

         BENEFICIALLY                        1,748,621 shares all of which are
                                          directly held by TGI Fund II, LC
                                          ("TGI").  Tredegar Investments, Inc.
                                          ("Tredegar Investments") is the sole
                                          manager of TGI.

           OWNED BY             7.        SOLE DISPOSITIVE POWER

        EACH REPORTING                       0

         PERSON WITH            8.        SHARED DISPOSITIVE POWER

                                             1,748,621 shares all of which are
                                          directly held by TGI. Tredegar
                                          Investments is the sole manager of
                                          TGI.

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,748,621

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                    [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.5%

12.        TYPE OF REPORTING PERSON

              CO

---------------------------                      -------------------------------
CUSIP No.  452327109                  13G                      Page 4 of 9 Pages
---------------------------                      -------------------------------

1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Tredegar Corporation        I.R.S. Identification No.:  54-1497771

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [X]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

             Virginia

                                5.        SOLE VOTING POWER

          NUMBER OF                          0

            SHARES              6.        SHARED VOTING POWER

         BENEFICIALLY                     1,748,621  shares  all  of  which  are
                                          directly   held   by   TGI.   Tredegar
                                          Investments is the sole manager of TGI
                                          and Tredegar Corporation holds 100% of
                                          the   capital    stock   of   Tredegar
                                          Investments.

           OWNED BY             7.        SOLE DISPOSITIVE POWER

        EACH REPORTING                       0

         PERSON WITH            8.        SHARED DISPOSITIVE POWER

                                             1,748,621  shares  all of which are
                                          directly   held   by   TGI.   Tredegar
                                          Investments is the sole manager of TGI
                                          and Tredegar Corporation holds 100% of
                                          the   capital    stock   of   Tredegar
                                          Investments.

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,748,621

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                    [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.5%

12.        TYPE OF REPORTING PERSON

              CO

Item 1(a).        Name of Issuer:

         Illumina, Inc., a California corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         9390 Towne Centre Drive, Suite 200, San Diego, California 92121

Item 2(a).        Name of Persons Filing:

         This statement is being filed by TGI Fund II, LC, a Virginia limited liability company ("TGI"), Tredegar Investments, Inc., a Virginia corporation and the sole manager of TGI ("Tredegar Investments"), and Tredegar Corporation, a Virginia corporation and the holder of 100% of the capital stock of Tredegar Investments ("Tredegar" and together with TGI and Tredegar Investments, the "Reporting Persons"). Attached hereto as Exhibit 1 is a copy of the Joint Filing Agreement, dated as of February 9, 2001, by and among the Reporting Persons, pursuant to which the Reporting Persons have agreed that this Schedule 13G is a joint filing on behalf of each of TGI, Tredegar Investments and Tredegar.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The address of TGI's, Tredegar Investments' and Tredegar's principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2(c).        Citizenship:

         TGI is a Virginia limited liability company.

         Tredegar Investments is a Virginia corporation.

         Tredegar is a Virginia corporation.

Item 2(d).        Title of Class of Securities:

         Common stock, $.001 par value per share.

Item 2(e).        CUSIP Number:

         452327109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.

         (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

                               Page 5 of 9 Pages

         (c)      |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

         (d)      |_| Investment company registered under Section 8 of the
                      Investment Company Act.

         (e)      |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E).

         (f)      |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F).

         (g)      |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G).

         (h)      |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

         (i)      |_| A church plan that is excluded from the  definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

         (a)      Amount beneficially owned:  See Item 9 of Cover Pages.

         (b)      Percent of class:  See Item 11 of Cover Pages.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        See Item 5 of Cover Pages.

                  (ii)  Shared power to vote or to direct the vote:
                        See Item 6 of Cover Pages.

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Item 7 of Cover Pages.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Item 8 of Cover Pages.

Item 5.           Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certifications.

         Not applicable.

                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2001            TGI FUND II, LC

                                    By:      Tredegar Investments, Inc.
                                             Manager


                                    By:      /s/ Nancy M. Taylor
                                             -----------------------------------
                                             Nancy M. Taylor
                                             Vice President and Secretary



Date:  February 9, 2001            TREDEGAR INVESTMENTS, INC.


                                    By:      /s/ Nancy M. Taylor
                                             -----------------------------------
                                             Nancy M. Taylor
                                             Vice President and Secretary



Date:  February 9, 2001            TREDEGAR CORPORATION


                                    By:      /s/ Nancy M. Taylor
                                             -----------------------------------
                                             Nancy M. Taylor
                                             Vice President and Secretary

                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

Exhibit Number                      Exhibit Description

Exhibit 1                           Joint Filing Agreement.



                               Page 9 of 9 Pages